Exhibit 99.2

Time Sensitive

    Materials

Depositary’s Notice of

Ordinary and Extraordinary General Meeting of Shareholders

of

DBV Technologies S.A.

ADSs:	American Depositary Shares.

ADS CUSIP No.:	23306J101.

ADS Record Date:	May 11, 2017. Date to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein.

French Record Date:

June 13, 2017 at 12:01 A.M. (Paris time).

Date on which ADS Holders are required under French Law to hold their interest in the Deposited Securities in order to be eligible to vote at the Ordinary and Extraordinary General Meeting of Shareholders.

Meeting Specifics:	Ordinary and Extraordinary General Meeting of Shareholders to be held on June 15, 2017 at 8:30 A.M. (local time) at 177-181 avenue Pierre Brossolette—92120 Montrouge—France (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting at https://www.dbv-technologies.com/en/investor-relations/general-meeting.

ADS Voting Deadline:	On or before 5:00 P.M. (New York City time) on June 8, 2017.*

Deposited Securities:	Ordinary shares, nominal value €0.10 per share (the “Shares”), of DBV Technologies S.A., a company organized and existing under the laws of the Republic of France (the “Company”).

ADS Ratio:	One-half (1/2) of one Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank Europe plc.

Deposit Agreement:	Deposit Agreement, dated as of October 24, 2014, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the

Depositary prior to 5:00 P.M. (New York City time) on June 8, 2017.

*	ADS holders must deliver their voting instructions in good form, to be received by the Depositary by this date - June 8, 2017 - 5:00 P.M. (New York City time) in order to be counted. The Company’s enclosed Notice of Meeting refers to voting deadlines as per local market regulations. The attached important notice is specific to all holders holding ADSs as of the ADS Record Date and the French Record Date.

The Company has announced that the Meeting will be held at the date, time and location identified above.* Copies of the Company’s Notice of Meeting, financials and other documents, including the Management Report may be obtained at https://www.dbv-technologies.com/en/investor-relations/general-meeting.

The enclosed materials are provided to allow you to vote at the Meeting. The Company has requested the Depositary to provide you with instructions on the voting process.

If you do not wish to vote as an ADS holder but rather wish to vote as a holder of the Company’s Shares, you will need to arrange for the cancellation of your ADSs and become a Share holder in France before the French Record Date. You are advised to proceed with the cancellation of your ADSs well in advance of the French Record Date as the cancellation of ADSs and the delivery of the corresponding Shares in France may be subject to unexpected processing delays.

Please note that the Company has informed the Depositary that under French company law and the Company’s articles of association, in order to exercise voting rights holders of Shares in registered form must have their Shares registered in their own name, or in the name of a registered financial intermediary, in a share account maintained by or on behalf of the Company as of the French Record Date. In order to exercise voting rights holders of Share in bearer form are required to have their Shares registered in the name of a registered financial intermediary and obtain from an accredited financial intermediary, and provide to the Company, an attendance certificate attesting to the registration of such Shares in the financial intermediary’s account as of the French Record Date.

Please further note that a holder as of the ADS Record Date who desires to exercise its voting rights with respect to ADSs representing Shares in registered or bearer form is required to: (a) be a holder of the ADSs as of the French Record Date, (b) deliver voting instructions to the Depositary by the ADS Voting Deadline, (c) instruct the Depositary to request that the Custodian deliver a voting form to the Company prior to the deadline established by the Company, and (d) in the case of ADSs representing Shares in bearer form, instruct the Depositary to request that the Custodian deposit the requisite attendance certificate with the Company. The delivery of voting instructions by an ADS Holder to the Depositary shall be deemed instructions to request delivery of the voting form and the attendance certificate.

If the Depositary receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company’s board of directors. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted. Additionally, the Company has informed the Depositary that, under French company law, shareholders holding a certain percentage of the Company’s Shares, the workers’ council or the board of directors may submit a new resolution and the board of directors may also modify the resolutions proposed in the Company’s Notice of Meeting. In such case, ADS Holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the Board and against if not approved by the Company’s board of directors.

The attached document entitled Questions and Answers (“Q&A”) should answer most of your questions on the voting process and instruct you on the proper use of the Voting Instructions Card.

Upon receipt from a Holder (as of the ADS Record Date and who continues to hold the ADS as of the French Record Date) of a signed and completed Voting Instructions Card prior to the ADS Voting Instructions Deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Shares in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Shares.

The information enclosed herewith with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A.—ADR Shareholder Services toll-free at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

*	As set forth in Section 4.10 of the Deposit Agreement and the Form of ADR, Holders of record of ADSs as of the close of business on the ADS Record Date and who continue to hold their ADS as of the French Record Date will be entitled, subject to any applicable provisions of the Deposit Agreement, French law and the Articles of Association of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares represented by such Holders’ ADSs.